UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act

04000869

January 7, 2004

Steven R. Barth
Foley & Lardner
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-7-2004

Re: Fresh Brands, Inc.
Incoming letter dated December 9, 2003

Dear Mr. Barth:

This is in response to your letter dated December 9, 2003 concerning the shareholder proposal submitted to Fresh Brands by Joseph E. Guttenberg. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph E. Guttenberg
4837 Victor Court
Sheboygan, WI 53081

FOLEY & LARDNER
ATTORNEYS AT LAW

December 9, 2003

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foleylardner.com

WRITER'S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER
073730-0604

VIA FEDEX

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted to Fresh Brands, Inc. Pursuant to Rule 14a-8(i)(6) and Rule 14a-8(i)(8)

Ladies and Gentlemen:

On behalf of Fresh Brands, Inc., a Wisconsin corporation (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2004 annual meeting of shareholders (collectively, the "Proxy Materials") a shareholder proposal and related statement of support (the "Proposal") received from Joseph E. Guttenberg (the "Proponent").

On behalf of the Company, and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the following:

(i) this letter, which contains the Company's reasons as to why the Company may properly omit the Proposal in its entirety from the Proxy Materials; and

(ii) the Proposal, attached hereto as Exhibit A.

We are simultaneously providing the Proponent with a copy of this letter in accordance with Rule 14a-8(j).

We respectfully request that the Staff of the Division of Corporation Finance of the Commission (the "Staff") advise the Company that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials. The Company has advised us that it currently intends to file its Proxy Materials with the Commission in or about early April 2004.

I. THE PROPOSAL AND SUPPORTING STATEMENT

The Proposal reads in its entirety as follows (the errors in the Proposal are not indicated):

> Joseph E. Guttenberg owner of 6,664 shares of Fresh Brands common stock would like to submit the following proposal for shareholder approval.
>
> Proposal – I would like to have Mr. Bruce Grover be ousted as a member of the Board of Directors of Fresh Brand Inc.
>
> As chairman of the executive compensation committee he gave significant bonuses and salary increases totally irregardless of performance to shareholders (primarily to pevious CEO). We need someone on the Board of Directors more shareholder friendly and better equate total return to

shareholders and pay. Thank you very much for your anticipated support of this proposal.

II. SUMMARY OF THE COMPANY'S POSITION

The Company believes that it may omit the Proposal for each of the following reasons:

(i) the Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and

(ii) the Proposal is excludable under Rule 14a-8(i)(8) because it relates to an election of directors.

The reasons for our conclusions are described in more detail below.

III. GROUNDS FOR EXCLUSION

A. The Company Lacks the Power or Authority to Implement the Proposal and the Proposal is Therefore Excludable Under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) of the Exchange Act permits a company to exclude a shareholder proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." Under Article V of the Company's Articles of Incorporation, there are two ways that shareholders may remove or participate in the removal of a director. First, the shareholders of the Company may unilaterally remove a director "for cause", which exists only if a director has been convicted of a felony or a court has determined that the director is liable for willful misconduct in the performance of his or her duty to the Company. Second, the shareholders of the Company can remove a director "without cause" if the Company's Board of Directors (the "Board") has previously adopted a resolution recommending removal of the director.

The Company lacks the power and authority to remove Mr. Grover from the Board using either of these two methods. First, Mr. Grover has not engaged in "for cause" conduct. Consequently, the shareholders have no power to remove Mr. Grover without a recommendation for removal by the Board. Second, because the Company's other directors unanimously believe that Mr. Grover is a valuable member of the Board and has made numerous valuable contributions to the Company during his tenure as a director, the Board has not, and will not, adopt a resolution recommending the removal of Mr. Grover. The Company therefore lacks the power or authority to remove Mr. Grover from the Board pursuant to the Proposal. Therefore, the Proposal is excludable under Rule 14a-8(i)(6).

B. The Proposal Relates to an Election of Directors and is Excludable Under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) of the Exchange Act permits a company to exclude a shareholder proposal from its proxy materials if the proposal "relates to an election for membership on the company's board of directors." The Proposal would prevent Mr. Grover from completing his service on the Board of Directors for the term expiring on the date of the Company's annual meeting of shareholders in 2005 to which he was elected by the shareholders of the Company. The SEC has repeatedly held that shareholder proposals requiring the resignation or removal of a director "relates to an election for membership on the company's board of directors." See, e.g., Lipid Sciences (May 2, 2002) (proposal removing a certain director excludable); Second Bancorp Inc. (Feb. 12, 2001) (proposal requesting the resignation of a certain director excludable); PepsiCo Inc. (Feb. 1, 1999) (proposal calling for resignation of two directors excludable); The Boeing Co. (Feb. 2, 2002) (proposal requiring each director to stand for election annually excludable under to the extent that it would disqualify previously elected directors from completing their terms on the board); J.C. Penney Co., Inc. (March 19, 2001) (proposal requiring all current directors to resign or be removed excludable); U.S. Bancorp (Feb. 27, 2000) (proposal mandating the removal of the company's officers and directors excludable); Masco Corp. (March 16, 1998) (proposal calling for replacement of outside directors excludable).

IV. CONCLUSION

For the foregoing reasons, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(6) or Rule 14a-8(i)(8). Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (414) 297-5662.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided for that purpose.

Very truly yours,

Steven R. Barth

Attachment

cc: Walter G. Winding, III, Fresh Brands, Inc.
Michael R. Houser, Fresh Brands, Inc.
Joseph E. Guttenberg

EXHIBIT A

Joseph E. Guttenberg owner of 6,664 shares of Fresh Brands Common Stock would like to submit the following proposal for shareholder approval.

Proposal - I would like to have Mr. Bruce Grover be ousted as a member of the Board of Directors of Fresh Brand Inc.

As chairman of the executive compensation committee he gave significant bonuses and salary increases totally irregardless of performance to shareholders (primarily to pevious CEO). We need someone on the Board of Directors more shareholder friendly and better equate total return to shareholders and pay. Thank you very much for your anticipated support of this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fresh Brands, Inc.
Incoming letter dated December 9, 2003

The submission seeks to remove an individual from the board.

There appears to be some basis for your view that Fresh Brands may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Fresh Brands omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Fresh Brands relies.

Sincerely

Grace K. Lee
Special Counsel